# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIRTT Environmental Solutions Ltd., CIK 0001340476
CUSIP: 25490H106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2494 Sand Hill Road, Attn: Jeremy Gold, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 02/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000895345-24-000331
Filed by CIK 0001821774
Persons authorized to receive notices and communications: Jeremy Gold, 2494 Sand Hill Road, Menlo Park, California (CA), 94025, 123-456-7890

## Reporting persons
- Noll Shaun (CIK 0001821774): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 712,606; shared voting power 24,719,541; sole dispositive power 712,606; shared dispositive power 24,719,541; aggregate amount beneficially owned 25,432,147 (13.3% of the class)
- WWT Opportunity #1 LLC (CIK 0002003178): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 24,719,541; shared dispositive power 24,719,541; aggregate amount beneficially owned 24,719,541 (12.9% of the class)
- 726 BF LLC (CIK 0001835423): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 20,355,136; shared dispositive power 20,355,136; aggregate amount beneficially owned 20,355,136 (10.6% of the class)
- Briger Peter L JR (CIK 0001380193): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 20,355,136; shared dispositive power 20,355,136; aggregate amount beneficially owned 20,355,136 (10.6% of the class)
- 726 BC LLC (CIK 0001835261): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 8,526,966; shared dispositive power 8,526,966; aggregate amount beneficially owned 8,526,966 (4.4% of the class)
- Briger Matthew (CIK 0001835334): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,526,966; sole dispositive power 8,526,966; aggregate amount beneficially owned 8,526,966 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: DIRTT Environmental Solutions Ltd.
Address of issuer's principal executive offices: 2494 Sand Hill Road, Attn: Jeremy Gold, Menlo Park, California (CA), 94025
Comment:
This statement (the "Current Filing") on Schedule 13D is filed by Shaun Noll, WWT Opportunity #1 LLC ("WWT1"), 726 BC LLC ("726 BC"), 726 BF LLC ("726 BF"), Peter L. Briger, Jr. and Matthew Briger (together, the "Reporting Persons") pursuant to the Joint Filing Agreement attached hereto as Exhibit 99.6, in order to report the events described herein.

The Current Filing is Amendment No. 10 ("Amendment No. 10") to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by Shaun Noll, 726 BC, 726 BF, Peter L. Briger, Jr. and Matthew Briger (the "Original Reporting Persons"), on November 17, 2021 (the "Original Schedule 13D") in respect of the common shares, no par value (the "Common Shares") of DIRTT Environmental Solutions Ltd. (the "Issuer"), which Original Schedule 13D was previously amended on January 14, 2022, June 24, 2022, December 2, 2022, December 12, 2022 and November 27, 2023. WWT1 joined the Original Reporting Persons in filing Amendment No. 6 to the Original Schedule 13D, as theretofore amended, on December 11, 2023 (such filing, "Amendment No. 6"). In Amendment No. 6, WWT1 therein adopted the disclosures made in the Original Schedule 13D, as amended prior to and by Amendment No. 6, and each of 726 BC and 726 BF, among others, reported that it had ceased to beneficially own more than 5% of the outstanding Common Shares. Mr. Noll and WWT1 further amended the Original Schedule 13D on December 28, 2023, January 18, 2024 and August 6, 2024 (such filing, "Amendment No. 9").

To the extent applicable, in connection with the distribution of Common Shares described in Item 3 of the Current Filing, each of 726 BC, 726 BF, Peter L. Briger, Jr. and Matthew Briger hereby adopts the Original Schedule 13D, as previously amended and as amended herein (including without limitation any reservation of rights), as an initial filing on Schedule 13D in respect of the Common Shares.

## Item 2. Identity and Background
Name of person filing:
Pursuant to Rule 13d-1(k)(1), the Current Filing is being filed jointly by the following persons:

- 726 BF
- Peter L. Briger, Jr.
- 726 BC
- Matthew Briger
- WWT1
- Shaun Noll
Residence or business address:
The principal business address of each of 726 BF LLC and Peter L. Briger, Jr. is 1300 N. Frontage Rd. W., PO Box # 1230. Vail, CO 81657-9998.

The principal business address of each of 726 BC LLC and Matthew Briger is 191 N. Wacker Dr, Suite 2050, Chicago, IL 60606.

The principal business address of each of WWT1 and Mr. Noll is 1440 Plymouth Ave, San Francisco, CA 94112.
Present principal occupation or employment:
Peter L. Briger, Jr. serves as Manager of 726 BF LLC, an entity set up to manage investments for various estate planning vehicles set up by him. Mr. Briger is the Executive Chairman and Managing Partner of Fortress Investment Group and also serves on the Board of Strategy Inc.

Matthew Briger serves as Manager of 726 BC LLC, an entity set up to manage investments for an estate planning vehicle set up by Peter L. Briger, Jr.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship:
Each of 726 BC, 726 BF and WWT1 is a Delaware limited liability company.
Each of Peter L. Briger, Jr., Matthew Briger and Shaun Noll is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 13, 2026, WWT1 distributed 8,526,966 Common Shares to 726 BC and 20,355,136 Common Shares to 726 BF, in each case as a redemption of such person's limited liability membership interest in WWT1 (the "Transaction"). Other than the redemption of such person's limited liability membership interest in WWT1, no additional consideration was paid by the 726 Companies to WWT1 as part of the Transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Noll ceased serving as a member of the board of directors (the "Board") of the Issuer at the conclusion of his term ending at the Issuer's annual and special meeting of its shareholders held on June 24, 2025. In connection with discussions regarding WWT1's rights under the Support Agreement disclosed in Amendment No. 9, each of 726 BC and 726 BF (together, the "726 Companies") agreed to seek a distribution of Common Shares from WWT1 and to commit those shares to a support agreement with the Issuer on substantially the same terms as exist under the Support Agreement, including that the 726 Companies would not acquire additional Shares. In connection with those commitments, the Issuer agreed to allow the 726 Companies to designate a person to be appointed and nominated for election to the Board through the date of the Issuer's 2026 annual meeting of shareholders, provided that the 726 Companies and their affiliates continue to beneficially own or control at least the lesser of 19,174,445 Shares Common Shares and 10% of the then issued and outstanding Common Shares. On February 13, 2026, the 726 Companies entered into a support and standstill agreement (the "2026 Support Agreement") with the Issuer and 22NW Fund, LP ("22NW"). The 2026 Support Agreement, which shall terminate on the date which is 90 days following the 2026 annual meeting of shareholders, memorializes the above terms and certain other agreements between the 726 Companies, 22NW and the Issuer. The 726 Companies also agreed to certain undertakings in support of the Issuer's Rights Plan, including agreeing not to commence an unsolicited offer for the Issuer, subject to customary limitations. Pursuant to the terms of the 2026 Support Agreement, the Issuer appointed Jeremy Gold, Managing Director, Briger Family Office, to its board of directors, effective February 13, 2026, as the nominee director for the 726 Companies.

Upon the distribution of Common Shares described in Item 3 hereof, WWT1 ceased to beneficially own a sufficient number of Common Shares to designate a person for appointment or nomination to the Board pursuant to the Support Agreement.

Except as set forth herein, the Reporting Persons have no plans and have made no proposals concerning the matters described in paragraphs (a)-(j) of Item 4 in Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: With respect to each Reporting Person, the disclosure set forth in rows 11 and 13 of the applicable cover page is incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to each Reporting Person, the disclosure set forth in rows 7 to 10 of the applicable cover page is incorporated herein.
Transactions in the class effected during the past sixty days: The disclosure set forth in Item 3 is incorporated herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 13, 2026, the 726 Companies entered into the 726 Support Agreement with the Company with respect to the Common Shares held by the 726 Companies, as described above in Item 4 hereof. The description of the 726 Support Agreement contained herein is qualified by reference to the complete text of that agreement, as disclosed by the Issuer in Exhibit 10.1 to the Current Report filed with the SEC on February 17, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.6 Joint Filing Agreement, dated February 18, 2026

99.7 Support and Standstill Agreement, dated February 13, 2026, by and among 22NW Fund, LP, 726 BC LLC, 726 BF LLC, and DIRTT Environmental Solutions Ltd. (incorporated by reference to exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on February 17, 2026)

## Signatures
- Noll Shaun: /s/ Shaun Noll, Shaun Noll (02/18/2026)
- WWT Opportunity #1 LLC: /s/ Shaun Noll, WWT Opportunity #1 LLC; By: Shaun Noll, Managing Member (02/18/2026)
- 726 BF LLC: /s/ Peter L. Briger, Jr., 726 BF LLC; By: Peter L. Briger, Jr., Manager (02/18/2026)
- Briger Peter L JR: /s/ Peter L. Briger, Jr., Peter L. Briger, Jr. (02/18/2026)
- 726 BC LLC: /s/ Matthew Briger, 726 BC LLC; By: Matthew Briger, Manager (02/18/2026)
- Briger Matthew: /s/ Matthew Briger, Matthew Briger (02/18/2026)